UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of January 2010

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒            Form 40-F☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-               .)

EXHIBITS

Exhibit Number		Page
1.1	KongZhong Corporation Provides Updates on the WVAS Operating Environment	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements.  Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: January 27, 2010
	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

KongZhong Corporation Provides Updates on the WVAS Operating Environment

Beijing, China, January 27, 2010 --  China Mobile Communication Corporation (China Mobile), one of the telecommunications operator partners of KongZhong Corporation (NASDAQ: KONG), has begun to implement an additional series of measures which are targeted at further improving the user experience for mobile handset embedded services in addition to the introduction of a new SMS code management system.

The new measures are in addition to those measures that the Company announced in its press release of December 10, 2009, which are currently still in place.

Over the course of the next few weeks and under the guidance of China Mobile, wireless value added services (WVAS) that are embedded in handsets will be required to introduce additional notices and confirmations to end-consumers during the purchase of such services.

Similarly, over the course of the next few weeks, services related to SMS short codes will be required to be more tailored to the specific service offering or service partner. Previously, a single SMS code could be used for multiple service offerings or partners.

As these measures are implemented, the Company expects its first quarter 2010 WVAS revenues (which do not include mobile games, WIS or online game revenues) to decline by approximately 20% to 25% from third quarter 2009 levels, or to be between US$ 19.0 million to US$ 20.0 million in the three-month period ending March 31, 2010.

These new revenue projections for the Company’s WVAS business already include the impact from the suspension of WAP billing, previously announced in its press release of December 10, 2009.

However, the Company does not expect its mobile game operations to be significantly impacted, and expects no impact on its online game operations as a result of these new policies.

The Company is actively reviewing its business operations to adjust to the new policy changes in the WVAS market.  These new policy changes are expected to potentially significantly reduce the number of service providers in the market in the coming months, which may benefit more established service providers, such as the Company, over the longer term.  Moreover, the Company expects these new measures to create a foundation for a healthier market environment as the Company and its mobile operator partners seek to develop and the expand the WVAS market for 3G services.

About KongZhong

KongZhong Corporation is a leading mobile Internet company in China.  The Company delivers wireless value-added services to consumers in China through multiple technology platforms, including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR) and color ring-back tone (CRBT).  The Company operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.  The Company also designs and operates mobile games, including mobile online games, JAVA games and WAP games.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, our failure to fully realize the anticipated synergies or benefits from our mergers and acquisitions; continued competitive pressures in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the wireless value-added services segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:	Media Contact:
Jay Chang	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: (+86-10) 8857-6000	Tel: (+86-10) 8857-6000
Fax: (+86-10) 8857-5891	Fax: (+86-10) 8857-5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com